EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(unaudited)

	Year Ended October 31,					Quarter Ended April 30, 2005	Six Months Ended April 30, 2005
(amounts in thousands, except ratios)	2000	2001	2002	2003	2004
Consolidated pretax earnings from continuing operations	$70,672	$(276,766)	$(92,225)	$(55,010)	$74,974	$1,053	$455,653
Interest expense	—	—	—	—	992	750	1,500
Amortization of debt issuance costs	—	—	—	—	982	743	1,486
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,721	3,486

Earnings	$80,872	$(266,266)	$(83,525)	$(47,810)	$83,388	$4,267	$462,125

Interest expense	$—	$—	$—	$—	$992	$750	$1,500
Amortization of debt issuance costs	—	—	—	—	982	743	1,486
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,721	3,486

Fixed charges	$10,200	$10,500	$8,700	$7,200	$8,414	$3,214	$6,472

Ratio of earnings to fixed charges	7.9	(25.4)	(9.6)	(6.6)	9.9	1.3	71.4